UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Fortrea Holdings Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

34965K107

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

ANDREW FREEDMAN, ESQ.

MEAGAN REDA, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 22, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,136,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,136,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,136,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,527,943
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,527,943
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,527,943
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		431,773
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

431,773
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

431,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		333,483
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

333,483
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

333,483
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		333,483
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

333,483
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

333,483
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		183,179
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

183,179
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

183,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		183,179
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

183,179
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

183,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		516,662
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

516,662
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

516,662
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,030,831
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,030,831
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,030,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,136,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,136,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,136,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,136,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,136,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,136,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,136,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,136,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,136,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,136,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,136,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,136,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 34965K107

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,136,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,136,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,136,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 34965K107

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

The officers and directors of each of Starboard V&O Fund and Starboard X Master and their principal occupations, business addresses and citizenships are set forth on Schedule A and are incorporated by reference in this Item 2.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 3,527,943 Shares beneficially owned by Starboard V&O Fund is approximately $99,828,133, excluding brokerage commissions. The aggregate purchase price of the 431,773 Shares beneficially owned by Starboard S LLC is approximately $12,156,420, excluding brokerage commissions. The aggregate purchase price of the 333,483 Shares beneficially owned by Starboard C LP is approximately $9,390,233, excluding brokerage commissions. The aggregate purchase price of the 183,179 Shares beneficially owned by Starboard L Master is approximately $5,176,125, excluding brokerage commissions. The aggregate purchase price of the 1,030,831 Shares beneficially owned by Starboard X Master is approximately $29,459,407, excluding brokerage commissions. The aggregate purchase price of the 628,791 Shares held in the Starboard Value LP Account is approximately $18,054,727, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 88,800,000 Shares outstanding, as of November 9, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2023.

A.	Starboard V&O Fund
(a)	As of the close of business on February 26, 2024, Starboard V&O Fund beneficially owned 3,527,943 Shares.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 3,527,943
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,527,943
4. Shared power to dispose or direct the disposition: 0

16

CUSIP No. 34965K107

(c)	The transactions in securities of the Issuer by Starboard V&O Fund during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on February 26, 2024, Starboard S LLC beneficially owned 431,773 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 431,773
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 431,773
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard S LLC during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on February 26, 2024, Starboard C LP beneficially owned 333,483 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 333,483
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 333,483
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 333,483 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 333,483
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 333,483
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of Starboard C LP during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
17

CUSIP No. 34965K107

E.	Starboard L Master
(a)	As of the close of business on February 26, 2024, Starboard L Master beneficially owned 183,179 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 183,179
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 183,179
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
F.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 183,179 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 183,179
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 183,179
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
G.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 333,483 Shares owned by Starboard C LP and (ii) 183,179 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 516,662
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 516,662
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
18

CUSIP No. 34965K107

H.	Starboard X Master
(a)	As of the close of business on February 26, 2024, Starboard X Master beneficially owned 1,030,831 Shares.

Percentage: Approximately 1.2%

(b)	1. Sole power to vote or direct vote: 1,030,831
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,030,831
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
I.	Starboard Value LP
(a)	As of the close of business on February 26, 2024, 628,791 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master, and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,527,943 Shares owned by Starboard V&O Fund, (ii) 431,773 Shares owned by Starboard S LLC, (iii) 333,483 Shares owned by Starboard C LP, (iv) 183,179 Shares owned by Starboard L Master, (v) 1,030,831 Shares owned by Starboard X Master and (vi) 628,791 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 6,136,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,136,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
J.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,527,943 Shares owned by Starboard V&O Fund, (ii) 431,773 Shares owned by Starboard S LLC, (iii) 333,483 Shares owned by Starboard C LP, (iv) 183,179 Shares owned by Starboard L Master, (v) 1,030,831 Shares owned by Starboard X Master and (vi) 628,791 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 6,136,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,136,000
4. Shared power to dispose or direct the disposition: 0

19

CUSIP No. 34965K107

(c)	Starboard Value GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
K.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,527,943 Shares owned by Starboard V&O Fund, (ii) 431,773 Shares owned by Starboard S LLC, (iii) 333,483 Shares owned by Starboard C LP, (iv) 183,179 Shares owned by Starboard L Master, (v) 1,030,831 Shares owned by Starboard X Master and (vi) 628,791 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 6,136,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,136,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference
L.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of (i) 3,527,943 Shares owned by Starboard V&O Fund, (ii) 431,773 Shares owned by Starboard S LLC, (iii) 333,483 Shares owned by Starboard C LP, (iv) 183,179 Shares owned by Starboard L Master, (v) 1,030,831 Shares owned by Starboard X Master and (vi) 628,791 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 6,136,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,136,000
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference
20

CUSIP No. 34965K107

M.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,527,943 Shares owned by Starboard V&O Fund, (ii) 431,773 Shares owned by Starboard S LLC, (iii) 333,483 Shares owned by Starboard C LP, (iv) 183,179 Shares owned by Starboard L Master, (v) 1,030,831 Shares owned by Starboard X Master and (vi) 628,791 Shares held in the Starboard Value LP Account.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,136,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,136,000

(c)	None of Messrs. Smith or Feld has entered into any transactions in securities of the Issuer during the past sixty days. The transactions in securities of the Issuer by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, and Starboard X Master during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

In addition to the Shares beneficially owned by the Reporting Persons as set forth in this filing, and while the Reporting Persons have no current knowledge of the following holdings, the Reporting Persons understand that Toronto Dominion Bank (“TD”) had investment discretion over 352 Shares as of December 31, 2023, which would represent beneficial ownership of less than 1% of the outstanding Shares as of such date, as such information was set forth in the Form 13F-HR filing filed by TD on February 14, 2024. As reported in the Form ADV filed by Starboard Value LP, TD is included as an indirect control person under Schedule B/C Indirect Owners of the Form ADV as a result of the closing of the acquisition of Cowen Inc. by TD. The validity of the indirect transfer of Cowen Inc.’s ownership interest in Starboard Value LP is subject to an ongoing dispute. The Reporting Persons disclaim the existence of a “group” within the meaning of Section 13(d)(3) of the Exchange Act with TD or any other person other than the other Reporting Persons.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
21

CUSIP No. 34965K107

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Starboard V&O Fund previously entered into forward purchase contracts with UBS as the counterparty providing for the purchase of an aggregate of 875,380 Shares (each a “UBS Forward Contract” and collectively, the “UBS Forward Contracts”). Each of the UBS Forward Contracts had a final valuation date of March 12, 2025. Starboard V&O Fund exercised the UBS Forward Contracts and thereby acquired the 875,380 Shares. Accordingly, Starboard V&O Fund is no longer a party to the UBS Forward Contracts.

22

CUSIP No. 34965K107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2024

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

23

CUSIP No. 34965K107

SCHEDULE A

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd and Starboard X Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Patrick Agemian Director	Director of Global Funds Management, Ltd.	PO Box 10034, Buckingham Square 2nd Floor 720A West Bay Road Grand Cayman Cayman Islands, KY1-1001	Canada

Kenneth R. Marlin Director	Chief Financial Officer, Starboard Value LP	Starboard Value LP 201 E Las Olas Boulevard, Suite 1000 Fort Lauderdale, Florida 33301	United States of America

Alaina Danley Director	Managing Director of Waystone Governance Ltd.	Waystone Governance Ltd. Suite 5B201, 2nd Floor One Nexus Way P.O. Box 2587 Grand Cayman Cayman Islands, KY1-1103	Cayman Islands

CUSIP No. 34965K107

SCHEDULE B

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities (Sold)	Price ($)	Date of Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Sale of Common Stock	(27,311)	34.0079	02/14/2024
Sale of Common Stock	(75,435)	34.0593	02/14/2024
Sale of Common Stock	(44,444)	34.1450	02/14/2024
Sale of Common Stock	(86,244)	34.0682	02/14/2024
Sale of Common Stock	(39,672)	34.8964	02/15/2024
Sale of Common Stock	(57,495)	34.5553	02/15/2024
Sale of Common Stock	(43,122)	35.5339	02/16/2024
Sale of Common Stock	(32,772)	37.1207	02/22/2024
Sale of Common Stock	(8,049)	37.6622	02/22/2024
Sale of Common Stock	(92,971)	37.5891	02/22/2024
Sale of Common Stock	(50,769)	37.0349	02/22/2024
Sale of Common Stock	(4,830)	36.7250	02/23/2024
Sale of Common Stock	(90,038)	36.7769	02/23/2024
Sale of Common Stock	(31,623)	36.8077	02/23/2024
Sale of Common Stock	(25,298)	36.7510	02/26/2024
Sale of Common Stock	(128,791)	36.6420	02/26/2024

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of Common Stock	(3,342)	34.0079	02/14/2024
Sale of Common Stock	(9,232)	34.0593	02/14/2024
Sale of Common Stock	(5,440)	34.1450	02/14/2024
Sale of Common Stock	(10,555)	34.0682	02/14/2024
Sale of Common Stock	(4,855)	34.8964	02/15/2024
Sale of Common Stock	(7,037)	34.5553	02/15/2024
Sale of Common Stock	(5,278)	35.5339	02/16/2024
Sale of Common Stock	(4,011)	37.1207	02/22/2024
Sale of Common Stock	(985)	37.6622	02/22/2024
Sale of Common Stock	(11,379)	37.5891	02/22/2024
Sale of Common Stock	(6,213)	37.0349	02/22/2024
Sale of Common Stock	(591)	36.7250	02/23/2024
Sale of Common Stock	(11,020)	36.7769	02/23/2024
Sale of Common Stock	(3,870)	36.8077	02/23/2024
Sale of Common Stock	(3,096)	36.7510	02/26/2024
Sale of Common Stock	(15,762)	36.6420	02/26/2024

CUSIP No. 34965K107

STARBOARD VALUE AND OPPORTUNITY C LP

Sale of Common Stock	(2,581)	34.0079	02/14/2024
Sale of Common Stock	(7,130)	34.0593	02/14/2024
Sale of Common Stock	(4,201)	34.1450	02/14/2024
Sale of Common Stock	(8,152)	34.0682	02/14/2024
Sale of Common Stock	(3,750)	34.8964	02/15/2024
Sale of Common Stock	(5,435)	34.5553	02/15/2024
Sale of Common Stock	(4,077)	35.5339	02/16/2024
Sale of Common Stock	(3,098)	37.1207	02/22/2024
Sale of Common Stock	(761)	37.6622	02/22/2024
Sale of Common Stock	(8,788)	37.5891	02/22/2024
Sale of Common Stock	(4,799)	37.0349	02/22/2024
Sale of Common Stock	(456)	36.7250	02/23/2024
Sale of Common Stock	(8,511)	36.7769	02/23/2024
Sale of Common Stock	(2,989)	36.8077	02/23/2024
Sale of Common Stock	(2,391)	36.7510	02/26/2024
Sale of Common Stock	(12,174)	36.6420	02/26/2024

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Sale of Common Stock	(1,418)	34.0079	02/14/2024
Sale of Common Stock	(3,917)	34.0593	02/14/2024
Sale of Common Stock	(2,308)	34.1450	02/14/2024
Sale of Common Stock	(4,478)	34.0682	02/14/2024
Sale of Common Stock	(2,060)	34.8964	02/15/2024
Sale of Common Stock	(2,985)	34.5553	02/15/2024
Sale of Common Stock	(2,239)	35.5339	02/16/2024
Sale of Common Stock	(1,702)	37.1207	02/22/2024
Sale of Common Stock	(418)	37.6622	02/22/2024
Sale of Common Stock	(4,827)	37.5891	02/22/2024
Sale of Common Stock	(2,636)	37.0349	02/22/2024
Sale of Common Stock	(251)	36.7250	02/23/2024
Sale of Common Stock	(4,675)	36.7769	02/23/2024
Sale of Common Stock	(1,642)	36.8077	02/23/2024
Sale of Common Stock	(1,314)	36.7510	02/26/2024
Sale of Common Stock	(6,687)	36.6420	02/26/2024

CUSIP No. 34965K107

STARBOARD X MASTER FUND LTD

Sale of Common Stock	(7,980)	34.0079	02/14/2024
Sale of Common Stock	(22,041)	34.0593	02/14/2024
Sale of Common Stock	(12,986)	34.1450	02/14/2024
Sale of Common Stock	(25,200)	34.0682	02/14/2024
Sale of Common Stock	(11,592)	34.8964	02/15/2024
Sale of Common Stock	(16,800)	34.5553	02/15/2024
Sale of Common Stock	(12,599)	35.5339	02/16/2024
Sale of Common Stock	(9,576)	37.1207	02/22/2024
Sale of Common Stock	(2,352)	37.6622	02/22/2024
Sale of Common Stock	(27,165)	37.5891	02/22/2024
Sale of Common Stock	(14,834)	37.0349	02/22/2024
Sale of Common Stock	(1,411)	36.7250	02/23/2024
Sale of Common Stock	(26,308)	36.7769	02/23/2024
Sale of Common Stock	(9,240)	36.8077	02/23/2024
Sale of Common Stock	(7,392)	36.7510	02/26/2024
Sale of Common Stock	(37,632)	36.6420	02/26/2024

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Sale of Common Stock	(4,868)	34.0079	02/14/2024
Sale of Common Stock	(13,445)	34.0593	02/14/2024
Sale of Common Stock	(7,921)	34.1450	02/14/2024
Sale of Common Stock	(15,371)	34.0682	02/14/2024
Sale of Common Stock	(7,071)	34.8964	02/15/2024
Sale of Common Stock	(10,248)	34.5553	02/15/2024
Sale of Common Stock	(7,685)	35.5339	02/16/2024
Sale of Common Stock	(5,841)	37.1207	02/22/2024
Sale of Common Stock	(1,435)	37.6622	02/22/2024
Sale of Common Stock	(16,570)	37.5891	02/22/2024
Sale of Common Stock	(9,049)	37.0349	02/22/2024
Sale of Common Stock	(861)	36.7250	02/23/2024
Sale of Common Stock	(16,048)	36.7769	02/23/2024
Sale of Common Stock	(5,636)	36.8077	02/23/2024
Sale of Common Stock	(4,509)	36.7510	02/26/2024
Sale of Common Stock	(22,954)	36.6420	02/26/2024